SUPPLEMENT DATED FEBRUARY 10, 2005 TO THE
                                              CONTRACT PROSPECTUSES LISTED BELOW

The following information supplements your annuity contract prospectus. Please retain this supplement and keep it with your contract prospectus.

On January 31, 2005, CITIGROUP INC. announced that it has agreed to sell its life insurance and annuity businesses to METLIFE, INC. The proposed sale would include the following insurance companies that issue the annuity contract described in your prospectus:

       o  The Travelers Insurance Company
       o  The Travelers Life and Annuity Company

The transaction is subject to certain domestic and international regulatory approvals, as well as other customary conditions to closing. The transaction is expected to close this summer. Under the terms of the transaction, The Travelers Insurance Company will distribute its ownership of Primerica Life Insurance Company and certain other assets, including shares of Citigroup preferred stock, to Citigroup Inc., or its subsidiaries prior to the closing. The Travelers Insurance Company has filed a current report on Form 8-K on February 2, 2005 with additional information about the transaction, including pro forma financial information. The filing can be found at the SEC's Internet website at http://www.sec.gov.

The transaction will not affect the terms or conditions of your annuity contract, and The Travelers Insurance Company or The Travelers Life and Annuity Company will remain fully responsible for their respective contractual obligations to annuity contract owners.

SUPPLEMENT TO THE FOLLOWING CONTRACT PROSPECTUSES DATED MAY 3, 2004:
REGISTERED FIXED ACCOUNT OPTION
TRAVELERS TARGET MATURITY
TRAVELERS TARGET MATURITY WITH OPTIONAL PRINCIPAL PROTECTION FEATURE
T-MARK
THE TRAVELERS INSURANCE COMPANY FIXED ANNUITY


February 2005                                                            L-24486